October 5, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 4 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) to supplement the letter submitted by the Company on September 29, 2009 in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) in a letter dated September 21, 2009 (the “Comment Letter”).

In further response to Comments 3 through 6 in the Comment Letter, and following further telephone dialogue with the Staff, the Company respectfully provides the following additional analysis to support its proposed accounting treatment of the purchase of assets by AmREIT from REITPlus.

First, the executive officers of AmREIT, who are also executive officers of REITPlus and who have signed the Registration Statement, and with concurrence of the AmREIT Board of Trustees, represents to the Staff that the value of $9.50 per share of AmREIT common stock, which is the price per share used to value the deemed purchase of the net assets of REITPlus in the pro forma financial statements on pages A-3 through A-5 of the Joint Proxy Statement/Prospectus included in the Registration Statement, is fair value per share for the AmREIT common Stock, and that the aggregate value of $7,146,916.50 of AmREIT common stock deemed given in exchange for the net assets of REITPlus is fair value for such net assets. This value is supported by a comparison of the value of AmREIT common stock to the publicly reported prices of shares of common stock of comparable REITs, by comparison to the net asset value of the AmREIT common stock and by a fairness opinion issued by KeyBanc Capital Markets. In order to provide further transparency into the disclosure to shareholders of both AmREIT and REITPlus who will vote on the proposed merger transaction, we undertake to add the following disclosures in the final Joint Proxy Statement/Prospectus delivered to shareholders:

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We propose to replace the language in the existing sections entitled “Accounting Treatment” on pages 16 and 49 of the Joint Proxy Statement/Prospectus with a paragraph that will read as follows: “The merger has the legal form of a statutory merger under the MGCL, but it will be treated as an asset acquisition for financial reporting purposes. This means that AmREIT will be deemed to have purchased all of the net assets of REITPlus in exchange for shares of AmREIT Common Stock. For purposes of accounting for the asset acquisition, we have assumed a value per share of AmREIT Common Stock equal to $9.50 per share. AmREIT’s management and the Board of Trustees of AmREIT and the Board of Directors of REITPlus believe that $9.50 per share of AmREIT Common Stock is a fair price per share for the shares of AmREIT Common Stock deemed to be delivered to REITPlus shareholders in exchange for the net assets of REITPlus, and the aggregate consideration of approximately $7.1 million of AmREIT Common Stock deemed given in the transaction (determined by multiplying 752,307 shares of REITPlus Common Stock outstanding by $9.50 per share of AmREIT Common Stock) is fair value for the net assets of REITPlus deemed acquired by AmREIT in the merger. See “Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page A-2 of this Joint Proxy Statement/Prospectus.

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In Footnote 2 on page A-4 of the Joint Proxy Statement/Prospectus, we propose to add the following language immediately prior to the last sentence on that page: “For purposes of accounting for the deemed asset acquisition, we have assumed a value per share of AmREIT Common Stock equal to $9.50 per share. AmREIT’s management and the Board of Trustees of AmREIT and the Board of Directors of REITPlus believe that $9.50 per share of AmREIT Common Stock is a fair price per share for the shares of AmREIT Common Stock deemed to be delivered to REITPlus shareholders in exchange for the net assets of REITPlus, and the aggregate consideration represented by the AmREIT Common Stock deemed given in exchange for the net assets of REITPlus deemed acquired in the transaction is fair value for such net assets.

Second, the Company, through AmREIT’s executive officers, represents to the Staff that any impairment to the REITPlus net assets in connection with the deemed exchange of AmREIT common stock for such net assets is temporary, other than the approximate $550,000 of transaction costs that are being capitalized as part of the transaction. Given the legal structuring of the transaction as a merger, the legal, accounting, printing and solicitation costs incurred were greater than are typically incurred to consummate an asset acquisition. Accordingly, these costs are not supported by the fair value of the asset. As such, we intend to expense these costs at the date of acquisition through an impairment of the value of Shadow Creek Ranch. We undertake to make these changes to the Pro Forma Financial Statements in the final Joint Proxy Statement/Prospectus delivered to shareholders.

We acknowledge the fact that the current appraisal of the Shadow Creek property, when compared to the value of the Shadow Creek property evidenced by the AmREIT shares delivered in the merger, is indicative of an additional impairment. We respectfully submit that the following facts evidence that any such impairment is temporary:

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The 10-year discounted cash flow computation based on the current projected net operating income of the property indicates a value ascribed to REITPlus’s interest of approximately $7,090,000, compared to the net assets of REITPlus of approximately $7,645,000. We believe that this is the generally accepted method of measuring impairment pursuant to APB 18, paragraph 19(h).

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The C.B. Richard Ellis appraisal that has been the subject of prior communication was conducted on a “current economic/as-built” basis and was pre-stabilization, meaning that the property was still in lease-up. The net operating income of the stabilized property will be determined based on the leases we negotiate and the tenants we attract to the remaining spaces in the center. Our best estimate of that net operating income is reflected in the discounted cash flow analysis referenced above. We believe those economics support the conclusion that any impairment, other than the transaction cost, is temporary, but we will continue to monitor the economic condition of the property on an ongoing basis pursuant to APB 18, paragraph 19(h).

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The C.B. Richard Ellis appraisal was conducted at a low point in the United States economy. Economic conditions on a national basis have improved over those that existed in April 2009 and general economic indicators continue to improve, supporting the view that any impairment inherent in the April C.B. Richard Ellis appraised value is temporary.

Please feel free to contact me at 713.860.4924 for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

Chad C. Braun

Chief Financial Officer